UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)
EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by Emmis Communications Corporation, an Indiana corporation (“Emmis”). The Schedule 14D-9 relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), JS Parent, Mr. Smulyan and Emmis, to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in this Amendment No. 4 or the Schedule 14D-9.
     The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
     1. The last sentence of the fifteenth paragraph of “Background and Reasons for the Recommendation of the Board — Background” is hereby deleted in its entirety and replaced with the following:
     “As of August 4, 2010, a total of eight putative class action complaints were filed, six of which were filed in the Marion County Superior Court of Indiana, one of which was filed in the United States District Court of the Southern District of Indiana and one of which was filed in the United States District Court of the Southern District of New York, and each of which seeks, among other things, injunctive relief against the proposed Transactions based on allegations of breach of fiduciary duty.”
     2. The following text is hereby inserted after the first sentence of the fourth last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:
     “Also on June 23, 2010, Emmis (with the approval of the Committee) consented to the extension of the Offer pursuant to the terms of the Merger Agreement.”
     3. The following text is hereby inserted after the last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:
     “On July 9, 2010, a group of holders of Existing Preferred Stock, which includes Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, LKCM Private Discipline Master Fund, SPC and Kevin A. Fight (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of the Locked-Up Holders agreed to: (1) vote or cause to be voted any and all of its shares of Existing Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Existing Preferred Stock; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of Emmis, or derivative instruments with respect to securities of Emmis; (4) consult with each other prior to making any public announcement concerning Emmis; and (5) share certain expenses incurred in connection with their investment in the Existing Preferred Stock, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Exchange Act. The Locked-Up Holders collectively own 1,074,915 shares of Existing Preferred Stock, representing approximately 38.3% of the issued and outstanding shares of Existing Preferred Stock. This description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010.
     Since the announcement of the Lock-Up Agreement, representatives of JS Acquisition, Emmis and Alden have been in discussions with representatives of the Locked-Up Holders in an effort to obtain the approval of the Locked-Up Holders with respect to the Proposed Amendments. The Locked-Up Holders requested various changes to the terms of the Transactions, and no agreement had been reached by the parties as of August 3, 2010.

     In light of the ongoing discussions and negotiations with the Locked-Up Holders, on August 3, 2010, Emmis extended the Exchange Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010, and issued a press release announcing the extension of the Exchange Offer and the adjournment of the special meeting of Emmis shareholders, which was convened at 6:30 p.m., local time, on Tuesday, August 3, 2010, at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204 (“Emmis’ Headquarters”), to vote on the Proposed Amendments, until 6:30 p.m., local time, on Friday, August 6, 2010, at Emmis’ Headquarters. On that same day, JS Acquisition extended the Offer and issued a press release announcing the extension of the Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010. Accordingly, on the same day, Emmis (with the approval of the Committee) consented to the extension of the Offer, and JS Parent consented to the extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Also on that same day, Alden consented to the extension of the Offer and the Exchange Offer pursuant to the terms of the Alden Purchase Agreement.
     On August 4, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC with respect to the extension of the Offer. On that same day, Emmis filed Amendment No. 4 to its Schedule TO/13E-3 with the SEC with respect to the extension of the Exchange Offer. During the extension of the Offer and the Exchange Offer, JS Parent, JS Acquisition and Mr. Smulyan have stated that they expect to continue to negotiate with the Locked-Up Holders and consider other options, including an alternative structure that would still allow a tender offer for the Shares to proceed without any changes to the terms of the Existing Preferred Stock and without an offer by Emmis to exchange the New Notes for the Existing Preferred Stock. As of August 4, 2010, there was no assurance that either an agreement would be reached with the Locked-Up Holders or that an alternative structure could be implemented.”
     The Amendment to the combined Statement on Schedule TO and Schedule 13E-3 with respect to the Offer is filed as Exhibit (a)(1)(xx), JS Acquisition’s press release is filed as Exhibit (a)(1)(xvii), the Amendment to the Definitive Proxy Statement/Offer to Exchange is filed as Exhibit (a)(1)(xix), Emmis’ press release is filed as Exhibit (a)(1)(xviii), and the Lock-Up Agreement is filed as Exhibit (d)(vi). All five documents are incorporated herein by reference.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the text under the heading “Shareholder Litigation” as follows:
     “On April 26, 2010, JS Acquisition announced its intention to commence the proposed tender offer. Thereafter, a number of purported class actions were filed against various combinations of Emmis, JS Acquisition, Alden, and members of the Board concerning the proposed tender offer. Emmis is aware of the following eight class action lawsuits:
•	Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed April 27, 2010;

•	Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed April 30, 2010;

•	William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed May 3, 2010;

•	David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed May 6, 2010;

•	Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed May 12, 2010;

•	Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed June 4, 2010;

•	Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana, filed June 18, 2010; and

•	Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, in the United States District Court of the Southern District of New York, filed July 15, 2010.
     The Defendants in the Primich action have until August 9, 2010 to respond to the complaint.
     On May 6, 2010, Plaintiffs in the Jarosclawicz action served initial discovery requests on Defendants.
     On May 10, 2010, Plaintiffs in the Ross and McQueen actions moved to consolidate those two actions into one and also moved for the appointment of Brower Piven, A Professional Corporation and Kroger Gardis & Regas, LLP as Interim Co-Lead Counsel. By order dated May 11, 2010, the Court conditionally approved the consolidation and set a hearing for June 1, 2010 on the issue of lead counsel.
     On May 14, 2010, Plaintiffs in the Stabosz action served initial discovery requests on Defendants.
     On May 20, 2010, Plaintiffs in the Stabosz action filed a Motion for Expedited Response to certain document requests.
     On May 20, 2010, Plaintiffs in the Hinkle, Jarosclawicz, and Stabosz actions moved to consolidate those actions into the Ross/McQueen action.
     On May 21, 2010, certain of the Defendants in the Ross action filed a Motion for Change of Venue from the Judge. By Order dated May 24, 2010, the Court granted the motion, and a new judge has qualified.
     On May 26, 2010, the law firms representing the Stabosz and Hinkle Plaintiffs filed in the Ross, Stabosz, and Hinkle actions motions to appoint Cohen & Malad LLP and Wolf Popper LLP as co-lead counsel and in opposition to the appointment of Brower Piven and Kroger Gardis & Regas, LLP as co-lead counsel.
     On May 28, 2010, the law firms representing the plaintiffs in the Ross and McQueen cases filed a memorandum in opposition to the consolidation of the Stabosz, Hinkle and Jarosclawicz cases and further moved to stay those two actions. In addition, those firms moved for expedited discovery from the defendants.
     Also on May 28, 2010, the plaintiff in Hinkle filed an emergency motion for preliminary injunction to enjoin the defendants from taking any steps to complete the transaction. That plaintiff also requested expedited discovery from the defendants and the setting of an expedited briefing schedule.
     On June 4, 2010, a sixth purported class action complaint was filed, styled Richard Frank v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital, Cause No. 49D10 1006 PL 025149. Like the five previously filed actions, the Frank action was filed in the Marion Superior Court in Indiana.
     On June 8, 2010, Defendants filed an Objection to Plaintiffs’ Motion for Expedited Discovery. Also on June 8, Plaintiffs in the Hinkle and Stabosz actions filed Amended Complaints.

     On June 9, 2010, the Court in the Ross action granted Plaintiffs’ Motion to Consolidate Related Actions, consolidating the Hinkle, McQueen, Jarosclawicz, and Stabosz actions into the Ross action before Judge Moberly. The consolidated action was re- captioned In re: Emmis Shareholder Litigation by order of the Court dated June 15, 2010. Also, on June 9, 2010, Plaintiffs Stabosz and Hinkle filed a Reply in Further Support of Their Motions for Expedited Discovery and Preliminary Injunction.
     On June 10, 2010, Defendants moved to dismiss the five consolidated purported class actions.
     On June 11, 2010, Defendants filed a Sur-Reply in Opposition to Motions for Expedited Discovery by Plaintiffs Stabosz and Hinkle.
     On June 14, 2010, Plaintiffs Stabosz and Hinkle filed their Response to Defendants’ Sur-Reply in Opposition to Motions for Expedited Discovery.
     On June 15, 2010, the Court issued an Order Appointing Cohen & Malad, LLP and Wolf Popper LLP as Co-Lead Counsel for Plaintiffs, and also issued an Order Granting Plaintiff’s Motion to Expedite Response to Document Requests and For Four Depositions of Defendants and their Representatives Relating to Emergency Motion for Preliminary Injunction. The parties currently are exchanging discovery in accordance with the latter order pursuant to an agreed-upon schedule.
     On June 18, 2010, a seventh purported class action complaint was filed, styled Ted Primich v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC, action number 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana.
     On June 25, 2010, Alden filed a joinder in the Motion to Dismiss filed on June 10, 2010. The joinder was filed in the four actions in which Alden was named as a defendant — the Ross, Hinkle, McQueen, and Stabosz actions.
     The parties agreed to a Stipulation and Proposed Order Relating to the Scheduling of Depositions, Briefing, and Hearing on Plaintiffs’ Emergency Motion for Preliminary Injunction and Defendants’ Motion to Dismiss (the “Scheduling Stipulation”) in In re: Emmis Shareholder Litigation, which was entered by the Court on July 2, 2010. Pursuant to the Scheduling Stipulation, depositions were taken and concluded by June 30, 2010.
     On July 3, 2010, also pursuant to the Scheduling Stipulation, Plaintiffs served on Defendants their Memorandum of Law in Support of Their Motion for Preliminary Injunction and in Opposition to Defendants’ Motion to Dismiss. In accordance with the Scheduling Stipulation, Defendants served their Brief Opposing Plaintiffs’ Motion for Preliminary Injunction and their Reply Brief in Support of their Motion to Dismiss Shareholder Cases on July 10, 2010. Plaintiffs filed their Reply Memorandum of Law in Support of their Motion for Perliminary Injunction on July 14, 2010.
     Also on July 14, 2010, Robert Frank voluntarily dismissed his lawsuit pending in the Marion County Superior Court. On July 19, 2010, Robert Frank filed his second lawsuit in the Southern District of New York.
     A hearing on Plaintiffs’ motion for preliminary injunction in In re: Emmis Shareholder Litigation was held on July 19, 2010. On July 27, 2010, Judge Moberly denied the motion for preliminary injunction.
     That same day, the Defendants in the Frank case, pending in the United States District Court for the Southern District of New York, filed a motion requesting a) dismissal of that action for improper venue, b) transfer of the action to the United States District Court for the Southern District of Indiana or c) a stay of the action pending resolution of the Primich case. No date for a hearing on that motion has been set. There is, however, a pre-trial conference set in the federal Frank case for August 19, 2010, before the Honorable Judge Harold Baer, Jr.
     In addition, several law firms and investor advocacy groups that have not appeared in the above-listed lawsuits, including but not limited to Finkelstein Thompson LLP, the Law Offices of Howard G. Smith, Levi & Korinsky, LLP, Rigrodsky & Long, P.A., Tripp Levy PLLC and the Shareholders Foundation, Inc., have commenced investigations into potential claims with respect to the Transactions.”

Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

(a)(1)(xvii)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xviii)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xix)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xx)	Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010 (incorporated by reference to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010 (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(d)(vi)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President,
General Counsel and Secretary

Date: August 4, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.

*(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(l)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(l)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(l)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(1)(xi)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xii)	Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010 (incorporated by reference to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xiii)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

Exhibit	Description
*(a)(1)(xiv)	Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010 (incorporated by reference to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xv)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xvi)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xvii)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xviii)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xix)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xx)	Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010 (incorporated by reference to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the

Exhibit	Description
State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010 (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 2, 2010).

(d)(vi)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

*(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).

*(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Previously filed.